UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Geotec, Inc.

(f/k/a Geotec Thermal Generators, Inc.)

(Name of Issuer)

Common Stock ($.001 par value)

(Title of Class of Securities)

37364Q 10 4

(CUSIP Number)

Clifford J. Hunt, Esquire

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

(727) 471-0444

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

CUSIP No. 37364Q 10 4
(1)	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): White Knight Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS 00, AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) o
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 173,400,00 (a)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 173,400,000 (a)
	(10)	SHARED DISPOSITIVE POWER 0

(a) The voting power referenced herein is derived from White Knight Holdings, LLC (“White Knight”), a Florida limited liability company, of which Bradley T. Ray (CEO of Geotec, Inc. (“Geotec”) is a member with exclusive control over the voting rights of all issued and outstanding membership units. White Knight has assumed certain obligations that are owing to Geotec from a third party entity in exchange for issuance of the 173,400,000 shares of Geotec common stock that is the subject of this Schedule 13D.

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,400,000 (b)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.9%
(14)	TYPE OF REPORTING PERSON OO/ Limited Liability Company

Item 1.  Security and Issuer

Common Stock, par value $.001

Geotec, Inc., 110 East Atlantic Ave., Suite 200, Delray Beach, FL 33444.

Item 2. Identity and Background

White Knight Holdings, LLC (“White Knight”)

State of organization:  Florida

(a)

Bradley T. Ray, Manager

(b)

110 E. Atlantic Ave., Suite 200, Delray Beach, FL 33444

(c)

Chief Executive Officer, Geotec, Inc., 110 E. Atlantic Ave., Suite 200, Delray Beach, FL 33444

(d)

No reportable event exists.

(e)

No reportable event exists.

(f)

United States

Item 3. Source and Amount of funds or Other Consideration

Consideration for the securities consists of the execution of an Assignment Agreement by White Knight and its performance of a third party obligation to provide a specified quantity of coal to Geotec in order to facilitate performance by Geotec of certain other obligations.  The Assignment Agreement is attached as an Exhibit and incorporated by reference herein.

(b)  See footnote (a) above.

Item 4.  Purpose of Transaction

White Knight acquired the securities of the issuer in order to be compensated for its agreement to assume obligations as more particularly described in the Assignment Agreement attached as an Exhibit hereto.  White Knight has not formulated any plans or proposals that would require disclosure under sub-paragraphs (a)-(j) of this Item 4.

Item 5.  Interest in Securities of the Issuer

(a)

173,400,000;   76.9%

(b)

173,400,000;   76.9%

(c)

None, except for the transaction described in this filing.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be filed as Exhibits

Assignment Agreement dated October 4, 2006 which included signatories White Knight Holdings, LLC and Geotec Thermal Generators, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2007

Date

WHITE KNIGHT HOLDINGS, LLC

/s/:  Bradley T. Ray

Bradley T. Ray, Manager

4